UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of        November, 2003

Commission File Number       0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              ☐           No         ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     ☐           No         ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               EnerNorth Industries Inc.
               (formerly: Energy Power Systems Limited)

Date: November 18, 2003                    By: ____"Sandra J. Hall"____ ______
               Sandra J. Hall,
               President, Secretary & Director

BRITISH COLUMBIA SECURITIES COMMISSION

ANNUAL REPORT
BC FORM 51-901F
(Previously Form 61)

Freedom of Information and Protect of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purposes of administering the Securities Act . Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2 Toll Free in British Columbia 1-800-373-6393.

ISSUER DETAILS NAME OF ISSUER EnerNorth Industries Inc.	FOR THE YEAR ENDED Y M D 2003 06 30	DATE OF REPORT Y M D 2003 11 17

ISSUER ADDRESS 2 Adelaide Street West, Suite 301

CITY/ PROVINCE Toronto Ontario	POSTAL CODE M5H 1L6	ISSUER FAX NO. 416-861-9623	CONTACT TELEPHONE NO. 416-861-1484

CONTACT PERSON Scott Hargreaves	CONTACTS POSITION Chief Financial Officer	CONTACT TELEPHONE NO. 416-861-1484

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE "Sandra Hall"	PRINT FULL NAME Sandra Hall	DATE OF REPORT Y M D 2003 11 17

DIRECTOR’S SIGNATURE "Milton Klyman"	PRINT FULL NAME Milton Klyman	DATE OF REPORT Y M D 2003 11 17

EnerNorth Industries Inc.
FORM 51-901F- ANNUAL REPORT FOR JUNE 30, 2003
November 17, 2003                                     PAGE 2
______________________________________________________________________________________________

SCHEDULE A:    FINANCIAL INFORMATION

See audited consolidated financial statements of the Company for the fiscal year ended June 30, 2003.

SCHEDULE B:    SUPPLEMENTARY INFORMATION

1.    Analysis of Expenses

2.    Related Party Transactions

Please see note 22 of the audited consolidated financial statements for the fiscal year ended June 30, 2003.

EnerNorth Industries Inc.
FORM 51-901F- ANNUAL REPORT FOR JUNE 30, 2003
November 17, 2003                                     PAGE 3
_______________________________________________________________________________________________

3.    Summary of Securities Issued and Options Granted During the Period

For a summary of securities issued and or granted during the fiscal year ended June 30, 2003 please see note 10 of the audited consolidated financial statements.

4.    Summary of Securities as at end of the Reporting Period

For a summary of securities at the fiscal year ended June 30, 2003 please see note 10 of the audited consolidated financial statements.

5.    List of Directors and Officers:

The directors and officers of the Company at the date of this report are as follows:

Directors:    James C. Cassina
Sandra J. Hall
Milton Klyman
Ian S. Davey
Ramesh K. Naroola
Officers:        James C. Cassina- Chairman
Sandra J. Hall-President
Scott T. Hargreaves, CA, CFA – Chief Financial Officer

EnerNorth Industries Inc.
FORM 51-901F- ANNUAL REPORT FOR JUNE 30, 2003
November 17, 2003                                        PAGE 4
_________________________________________________________________________________________________

SCHEDULE C:    MANGEMENT DISCUSSION AND ANALYSIS

1.    Description of Business

Please see Management Discussion and Analysis for the fiscal year ended June 30, 2003.

  Discussion of Operations and Financial Conditions

Please see Management Discussion and Analysis for the fiscal year ended June 30, 2003.

3.    Subsequent Events

Please see note 18 of the audited consolidated financial statements for the fiscal year ended June 30, 2003.

4 .    Financings

Please see note 10 of the audited consolidated financial statements for the fiscal year ended June 30, 2003.

5.    Liquidity and Solvency

Please see Management Discussion and Analysis for the fiscal year ended June 30, 2003.

Schedule C

(formerly Energy Power Systems Limited)

Management's Discussion And Analysis
of Financial Condition and Operating Results
For the Fiscal Year Ending June 30, 2003

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6 Telephone: 416 861-1484 Facsimile: 416 861-9623 www.enernorth.com

Management's Discussion & Analysis of Financial Condition and Operating Results

The following discussion and analysis of EnerNorth Industries Inc. ("EnerNorth" or the "Company") should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the fiscal years ended June 30, 2003, 2002 and 2001 and notes thereto. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). For reference to differences between Canadian and US Generally Accepted Accounting Principles ("US GAAP") see note 17 of the Audited Consolidated Financial Statements.

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors. The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com, and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

OVERVIEW

The Company is a corporation amalgamated under the laws of the Province of Ontario and is provincially registered in the Provinces of Alberta and Newfoundland and Labrador. The Company conducts its operations through an Industrial & Offshore Division, and an Oil & Gas Division. The audited consolidated financial results for the fiscal periods ending June 30, 2003, 2002 and 2001 include the accounts of the Company and its wholly owned subsidiary M&M Engineering Limited ("M&M"), and the accounts of M&M Offshore Limited ("MMO"), M&M’s wholly owned subsidiary. MMO holds a 50% equity interest in Magna Services Inc. ("Magna") and a 20.83% equity interest in Newfoundland Service Alliance ("NSA"). M&M holds a 49% combined partnership interest in Liannu, a Limited Partnership ("Liannu"), and a 50% equity interest in North Eastern Contractors Limited ("NECL"). The Company's audited consolidated financial statements include the Company's proportionate share of each of these entities’ assets, liabilities, revenues and expenses.

During fiscal 2001 the Company commenced its oil and gas operations. The activities of the Company's Oil & Gas Division include exploration, development and production of oil and gas. The Company's oil and gas properties are located in the Canadian Provinces of Alberta, Ontario and Prince Edward Island.

The Company’s accounts include an investment in Konaseema EPS Oakwell Power Limited ("KEOPL") a company incorporated in India that is developing a power project in Andhra Pradesh, India. The Company also holds a 64% interest in Euro India Power Canara Private Limited ("EIPCL") that is carried at Nil in the balance sheet and consolidated statement of operations of the Company. EIPCL is a non-operating entity and is immaterial.

Critical Accounting Policies and Estimates and Newly Adopted Accounting Policies

The Company's significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the audited Consolidated Financial Statements. It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact the Company and its subsidiaries relate to revenue recognition policies, oil and gas accounting and reserve estimates, accounting for joint ventures, valuation of capital assets, discontinued operations, future income tax assets and liabilities, and stock based compensation.

The most significant accounting estimates that impact the Company and its subsidiaries relate to contingent liabilities and assets, and the valuation of the Company's investment in KEOPL.

The only new accounting policy that was adopted by the Company during the 2003 fiscal year was a new accounting policy for Asset Retirement Obligations. In accordance with the recommendation of the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 the Company adopted this policy before it was required. During fiscal 2002 the Company adopted new accounting policies for Goodwill and Other Intangibles, again in accordance with recommendations in the CICA Handbook.

Critical Accounting Policies.

Revenue recognition . Revenue for M&M & MMO is generated principally from contracts or purchase orders awarded through a competitive bidding process. Revenue from construction and fabrication contracts is recognized on the percentage of completion basis, under which contract revenues are recognized by assessing the value of the work performed in relation to the total estimated cost of the contract. Revenue from M&M & MMO's venture partners (whether in corporate or partnership form) are recognized based on their proportionate equity holdings in those entities.

Oil and gas revenues are recognized on actual production volumes and delivery of the product to the market, based on the applicable operator's reports.

Oil and gas accounting and reserve estimates. The Company follows the full cost method of accounting for oil and gas operations under which all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Under the full cost method all of the costs noted above are capitalized, together with the costs of production equipment, and are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at 6,000 cubic feet to 1 barrel of oil.

Under the full cost method costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When reserves are identified as "proven" by independent engineers, or the property is considered to be impaired, then the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the Company's fiscal year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes from such estimated future revenues.

In comparison in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% and there is no deduction from the US GAAP ceiling test for estimated future general and administrative expenses and interest.

Joint Ventures. The Company's Industrial & Offshore Division carries out part of its business through three corporations and one limited partnership. The Company's audited consolidated financial statements include the Company's proportionate share of each of these entity's assets, liabilities, revenues and expenses. MMO holds a 50% equity interest in Magna and a 20.83% equity interest in NSA. M&M holds a 49% combined partnership interest in Liannu and a 50% equity interest in NECL. To date Liannu has been inactive (See Note 6 to the Company's Consolidated Financial Statements).

In comparison, under US GAAP, the Company would instead use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting. Under the US GAAP method the Company would present its net investment in the joint venture on the consolidated balance sheet and present its net share of equity income on the consolidated statement of loss and deficit.

Capital Assets . Capital assets consist primarily of fabrication buildings, office equipment, and manufacturing equipment. These assets are recorded at cost less accumulated amortization and, if applicable, write down for impairment.

Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:
Buildings                                     3%
Manufacturing equipment             20%
Tools and equipment                  20%
Office equipment                        20%
Vehicles                                     30%
Paving                                          7%
Equipment under capital leases    20%

Discontinued Operations. During fiscal 2001 the Company adopted a plan to discontinue the operations of its Power Division. This division has been treated as discontinued operations for accounting purposes (See Note 20 to the Company’s Consolidated Financial Statements). As such the operations of the Company's Power Division have been excluded from the audited consolidated statement of loss and deficit from continuing operations in prior periods.

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized on the date the liability is incurred and that such liability be measured and recorded at fair value. This is effective for exits or disposal activities initiated after December 31, 2002. Management is of the opinion that the adoption of SFAS No. 146 will not impact its financial position and results of operation.

Future Income Tax Assets and Liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on (i) historical taxable income; (ii) projected future taxable income; and (iii) the accounting treatment reflected in Note 11 of the Company’s Consolidated Financial Statements. As of June 30, 2003 the Company had $10.7 million of non-capital losses. In fiscal 2003 the Company carried an income tax asset of nil related to those non-capital losses, and in fiscal 2002 carried an income tax asset equal to CDN $0.5 million).

Stock based compensation. The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. The Company does not record compensation expense for stock options granted to directors, officers and employees. However, additional disclosure of the effects of accounting for stock based compensation to directors, officers and employees as compensation expense, using the fair value method estimated using the Black-Scholes Option Pricing Model and is customarily disclosed as pro-forma information in the Notes to the financial statements. Any consideration paid by directors, officers and employees on exercise of stock options or purchase of stock is credited to share capital. Stock options issued to non-employees are recorded at their fair value at date of issuance.

Under US GAAP Financial Accounting Standard ("FAS" 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Prior to the adoption of the CICA section 3870 under Canadian GAAP, options were disclosed and no compensation expense was recorded. The Company’s calculation for the compensation for consultants of Nil in 2003 CDN $ 8,621 in 2002 and CDN $ 112,040 in 2001 is based on the Black-Scholes option pricing model. The Black-Scholes option-pricing model is utilized by the Company in its reconciliation to US GAAP.

An application of the Black-Scholes Method, and the underlying assumptions in calculating option values, for the last three fiscal years is reflected in the table below.

ASSUMPTIONS

Year	Volatility Factor	Assumed Options Issued	Risk Free Rate	Black Scholes Value

Fiscal 2003	N/A	Nil	N/A	Nil

Fiscal 2002	0.31	6,667	5%	1.29

Fiscal 2001	0.64	23,333	5%	4.29 and 1.80

For options granted to employees the Company follows Accounting Principles Opinion ("APB") 25 under US GAAP. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period, if the option is for prior services, it is expensed at date of grant; if the option is for future services, it is expensed over the vesting period. If the exercise price of the employee stock options is equal to or exceeds the market value of the shares at the date of grant, no compensation expense is recognized at grant date for US GAAP purposes.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation", an interpretation of APB Opinion No. 25. The Company adopted the interpretation for US GAAP purposes on July 1, 2000. Among other things, the Interpretation requires that stock options that have been modified to reduce the exercise price be accounted for as variable. As of July 1, 2000, under the provisions of Interpretation No. 44, any options that are considered repriced are accounted for as variable options from that date forward. Therefore, the option value will be re-measured at the end of each period using the greater of (i) the exercise price or (ii) the July 1, 2000 fair market value as the basis for determining increases in the intrinsic value of the options. During 2001, the Company repriced 19,167 options with an intrinsic value of CDN $92,000 which was included in the compensation expense adjustment. During 2002, these repriced options were exercised and an additional intrinsic value of CDN $102,550 was recorded to the compensation expense adjustment on the options’ respective measurement dates under the Interpretation.

Critical Accounting Estimates

Contingent liabilities and assets.

Oakwell Claim. On October 16, 2003 the Company received a decision from the High Court of the Republic of Singapore.

The Judge awarded Oakwell US $1.6 million in respect of Oakwell's claim against the Company for the sum of US $2,790,000, and awarded Oakwell US $2.56 million representing the Judge’s assessment of the equivalent to 6.25% of the actual cash available for foreign repatriation from a proposed power project in India (Project) in each of the first five years after the commercial operation date of the Project for a total award of US $4.16 million (approximately CDN $5.4 million) plus certain legal cost estimated at CDN $0.5 million.

On November 13, 2003, the Company filed a Notice of Appeal of the Judgment in the Court of Appeal of the Republic of Singapore (Civil Appeal No. 129 of 2003/Y). If the Judgment becomes final there would be a significant and adverse impact on the Company’s liquidity and financial condition. A provision of CDN $5.9 million has been made to these financial statements for the claim (See Note 21 to the Company’s Consolidated Financial Statements) .

HB Capital contingent liability. A statement of claim has been filed in the Supreme Court of Newfoundland, Trial Division, Suit # 1998 St. J. No. 3233 against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed special damages in the amount of approximately $240,000 (US $184,197) and a successes fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in the Company’s Consolidated Financial Statements for this claim (See Note 23(a) of the Company’s Consolidated Financial Statements).

Karnataka contingent asset and liability. On April 22, 1999, the Karnataka Power Transmission Corporation Limited (formerly the Karnataka Electricity Board) of the State of Karnataka, India ("KPTCL") executed a power purchase agreement with EIPCL, a limited liability company incorporated in India. The Company is recognized as a Sponsor of the power purchase agreement by KPTCL and has ownerships rights with respect to 64% of the equity in EIPCL. Effective May 10, 2001 the project was given the approval by the State Government to be converted to a coal fueled land based power project. The power purchase agreement has yet to be amended and there are deficiencies in the State Government's performance, including among other requirements, the provision of payment guarantees for the Karnataka project. Pursuant to Clause 14.1 (a) of the power purchase agreement, EIPCL served upon KPTCL and the Government of Karnataka ("GOK") a Notice of Arbitration on September 24, 2002 and under Clause 14.1 (b) of the power purchase agreement served a Second Notice of Arbitration on November 7, 2002. On December 10, 2002, EIPCL served a formal communication calling upon KPTCL and GOK to appoint a technical and or financial expert to resolve the outstanding issues in accordance with Clause 14.2 of the power purchase agreement. The Company also filed Notice U/S 80 of the Civil Procedure Code 1908 against GOK and KPTCL for losses and damages due to delay in implementation of the Karnataka project. On August 11, 2003, EIPCL filed a Statement of Claim against KPTCL for repudiatory breach of the power purchase agreement and claimed damages in the amount of US $3,835,232 plus costs and interest. On October 7, 2003 KPTCL filed a Statement of Objections to reject EIPCL’s claims with costs stating that EIPCL failed to put up the Barge Mounted Power Plant ("BMPP") and claims the sum of Indian Rs. 25 crores (approximately US $5 million) plus interest. At the current time no assessment can be made of the outcome of the legal proceedings. Accordingly no amount has been recorded in these audited consolidated financial statements (See Note 23 (b) of the Company’s Consolidated Financial Statements).

The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates accordingly. Revisions of our estimates of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differs adversely from that currently expected, it would result in a charge to earnings when determined.

Valuation of the Company's Investment in KEOPL. As of June 30, 2003, the Company owns 11,348,200 common shares of Rs. 10 each, of KEOPL (the "KEOPL Shares"), a company incorporated in India, which is developing a power project in Andhra Pradesh, India. Pursuant to the agreement dated August 10, 2000 between the Company, VBC Ferro Alloys Ltd., an Indian corporation ("VBC"), and KEOPL, VBC is obligated to purchase the Company's investment in KEOPL for INR 113,482,000 (approximately CDN $3.5 million) on or before June 30, 2002 if the Company offers its KEOPL Shares to VBC prior to June 30, 2002.

On May 3, 2002, the Company, pursuant to the Revised VBC Agreement, offered and tendered the KEOPL Shares to VBC for purchase on or before June 30, 2002. In July 2002, VBC raised a dispute with the Company regarding the purchase and sale of the KEOPL shares.

Pursuant to a an Arbitration Agreement between the Company and VBC Ferro Alloys Ltd. ("VBC"), the parent company of KEOPL and an Arbitration Award passed and dated October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award") (i) VBC has agreed to transfer an additional 500,000 equity shares in KEOPL to the Company (valued at approximately CDN $150,000) , and (ii) VBC is required to buy the KEOPL Shares for INR 113,482,000 (approximately CDN $3.3 million) on or before the earlier of (a) 60 days after the first disbursal on financial closure for the KEOPL Project, and (b) March 31, 2004. The Company may, upon written notice to VBC, require that VBC purchase, and VBC is required to buy, an additional 500,000 equity shares of KEOPL at a par value of INR 5 million (approximately CDN $150,000) on or before the same dates.

The investment in KEOPL is recorded at expected net recoverable amount of CDN $3.5 million. Management of the Company assessed the amount recoverable based on (i) the par value of the shares, (ii) an assessment of VBC's ability to pay, (iii) the provisions of the Award, and (iv) the likelihood and timing of payment. As of October 31, 2003 the estimated value of the KEOPL Shares was approximately CDN $3,450,000 million based on current exchange rates. The actual recoverable amount is dependant upon future events, foreign exchange fluctuations, and subject to certain sovereign risks such as stable political and economic conditions, and could differ materially from the amount estimated by management.

Newly Adopted Accounting Policies

Asset Retirement Obligations. In fiscal 2003, the Company adopted the recommendations of the new CICA Handbook Section 3110, "Asset Retirement Obligations" on a retroactive basis. As a result of applying the new standards, management determined that the changes to the asset retirement obligation in the amount of $100,960 for the prior year were necessary for site restoration costs related to its oil and gas properties. Accounting for future site restoration costs involves estimating the timing and amount of abandonment costs on a well-by-well basis, then discounting these values to the present utilizing a discounted cash flow technique. The oil and gas properties were adjusted for the noted $100,960, and the effect on the opening deficit in 2002 was considered to be immaterial by management.

In comparison, under US GAAP, the cumulative effect of the change in accounting principle would be shown and no retroactive adjustment would be made to the comparative figures. On this basis the cumulative effect of the change in accounting principle was considered to be immaterial.

Goodwill. During fiscal 2002, the Company adopted new accounting policies for Goodwill as required under the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, "Goodwill and Other Intangibles". The newly adopted accounting policy was consistent with FASB No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) under US GAAP. Goodwill represents the excess purchase price paid for business combinations over the value assigned to identifiable net assets acquired. Goodwill is evaluated for possible impairment in value at least annually and an impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds the fair value of the goodwill. The fair value of the reporting unit is obtained using the present value of expected cash flows. As a result of applying the new standards, management determined that the value of goodwill was impaired, and accordingly a transitional impairment loss of $2.1 million was charged to the opening deficit in fiscal 2002. Goodwill had previously been amortized over 10 years.

The adjusted net loss, basic loss per share from continuing operations and basic loss per share for comparative fiscal years ending June 30, 2003, June 30, 2002 and 2001 if no amortization were recorded in those years, are as follows.

	2003	2002	2001

Reported net loss	$ (8,047,476)	$ (1,131,370)	$ (3,634,916)

Add back. Goodwill amortization	-	-	261,258

Adjusted net loss	$ (8,047,476)	$ (1,131,370)	$ (3,373,658)

Basic loss per share. Reported net loss for the year Goodwill amortization	$ (2.11) -	$ (0.51) -	$ (2.56) 0.18

Adjusted net loss for the year	$ (2.11)	$ (0.51)	$ (2.38)

    In comparison, the US GAAP method for the goodwill is governed by statements by the FASB in June 2001, when it issued FASB Statement No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001, and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141. The adoption of this statement had no material impact on the financial statements.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company (i) identify reporting units for the purposes of assessing potential future impairments of goodwill, (ii) reassess the useful lives of other existing recognized intangible assets, and (iii) cease amortization of intangible assets with an indefinite useful life. In addition, ann intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142.

SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 also requires that the reporting company complete a transitional goodwill impairment test six months from the date of adoption. During 2002, the Company adopted SFAS 142 early, and management determined that the value of goodwill was impaired, resulting in a transitional impairment loss of $2,056,832. This amount has been reported as a cumulative effect of a change in accounting principle in the fiscal 2002 reconciliation to US GAAP. Goodwill had previously been amortized over 10 years.

Recently Issued United States Accounting Standards

In January 2003, the FASB issued Financial Interpretation 46 "Accounting for Variable Interest Entities" ("FIN 46"), that requires the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as "variable interests"). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of the entity's assets or liabilities. The holder of the majority of an entity's variable interests are required to consolidate the variable interest entity. The Company does not believe FIN 46 results in the consolidation of any additional entities that existed at June 30, 2003.

In December 2002, the FASB issued FSAF No. 148. This Statement amends FASB Statement No. 123, "Accounting for Stock Based Compensation", to provide alternative methods of transition for a reporting company’s voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, this Statement amends the disclosure requirements of prior Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The adoption of this statement had no significant effect on the Company’s financial position or results of operations.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The changes are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. Additionally, those changes are expected to result in more consistent reporting of contracts as either derivatives or hybrid instruments. As the Company holds no derivative instruments and does not engage in hedging activities management does not anticipate any significant effect on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity.

SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting a cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

A.    OPERATING RESULTS

The following discussion of the results of operations of the Company is a comparison of the Company's two fiscal years ended June 30, 2003 and 2002.

Revenue. The Company's consolidated revenues of $26.0 million for the year ending June 30, 2003 increased by 18% from $22.0 million reported as of June 30, 2002. Revenue growth was driven by both (i) an 18% increase in revenues from $21.6 million to $25.4 million in 2003 derived from the Company's Industrial & Offshore Division, and (ii) a 50% increase in revenues to $0.6 million in 2003 from $0.4 million during 2002 from the Company's Oil & Gas Division, which commenced operations February 1, 2001.

Gross Profit. Consolidated gross profit for the fiscal period ending June 30, 2003 increased by 20%, from $3.0 million in fiscal 2002 to $3.6 million in fiscal 2003. The increase was partially due to increased gross profits from the Company's Industrial & Offshore Division. The increase in gross profit was primarily driven by increased revenue during the year while the Company's consolidated gross margin as a percentage of sales remained relatively consistent at 13.9% in 2003 versus 13.5% for the previous year. During the year gross profits from the Industrial & Offshore Division increased 16% to $3.7 million in 2003 from $3.2 million during 2002. Gross profit for the Company's Oil & Gas Division increased to ($0.1) million in 2003 from ($0.2) million during 2002. This increase was primarily due to increased commodity prices partially offset by increased depletion of the Company's reserves.

Administrative Expenses. Administrative expenses of $5.1 million for the twelve-month period ending June 30, 2003 were 21% higher than administrative expenses of $4.2 million the previous year. For fiscal year 2003 professional fees increased from $0.3 million the previous year to $1.1 million for an increase of $0.8 million. The increase was primarily caused by increased litigation expenses incurred during fiscal 2003. For the fiscal year 2003 the Company also incurred higher fixed salary costs which reflected a $0.2 million increase from the Industrial & Offshore Division. These increased administrative costs during fiscal 2003 were partially offset by decreased advertising and promotion costs of $0.3 million and by decreases in other general and administrative costs of $0.3 million. In addition during the 2002 fiscal year the Company wrote down its marketable securities by $0.1 million.

Oakwell Claim. In connection with the Oakwell litigation (discussed under "Critical Accounting Estimates" section above) the Company accrued an amount of $5.9 million for the twelve-month period ending June 30, 2003, versus nil for the twelve-month period ending June 30, 2002 (See Note 21 to the Company’s Consolidated Financial Statements) .

Other income. Other income of $0.2 million for the twelve-month period ending June 30, 2003 decreased from $1.3 million for the previous period for a net change of $1.1 million or 85%. Included in other income is a gain on the sale of marketable securities of $96,097. Also included is interest income on invested cash. During 2002 other income included a litigation settlement of $650,000. Also included in other income for fiscal 2002 is an overprovision for costs related to the Port aux Basques property, which was settled for $214,500 less than accrued. The balance of other income in fiscal 2002 relates mainly to credits received for workers compensation adjustments of previous years.

Loss from Continuing Operations before Income Taxes. Losses from Continuing Operations before Income Taxes increased by 7.1 million from $0.5 million in fiscal 2002 to $7.6 million during fiscal 2003. The increase in losses for fiscal 2003 was primarily related to (i) an accrued $5.9 million litigation claim against the Company; (ii) increased administrative expenses of $0.9 million mainly comprised of legal expenses for the litigation; and (iii) a decrease of $0.9 million of other income. Theses losses were offset by increased gross profits of $0.6 million.

Current and Future Income Taxes. During the fiscal period ending June 30, 2003 a net future income tax charge of $0.4 million was recognized as compared to a net future income tax charge of $0.6 million during fiscal 2002. The primary reasons for the charge was (i) a $2.3 million non-deductable charge for the Oakwell claim; (ii) a $1.6 million charge due to changes in tax rates; and (iii) an increased valuation provision on the income tax asset during the year. During fiscal 2003 the statutory tax rate for the Company was 38% and in fiscal 2002 such rate was 39%.

Net Losses from Continuing Operations and Net Losses. Consolidated loss from continuing operations for the twelve month period ending June 30, 2003 was $8.0 million, 627% more than the $1.1 million loss from continuing operations reported for the previous twelve month period.

Net Losses from Continuing Operations Per Share and Net Losses Per Share. As a result of the noted losses from operations, net losses from continuing operations per share for the twelve-month period ending June 30, 2003 increased by 314% to $2.11 per share from $0.51 per share for fiscal 2002.

The following discussion of the results of operations of the Company is a comparison of the Company's two fiscal years ended June 30, 2002 and 2001.

Revenue. The Company's consolidated revenues of $22.0 million for the year ending June 30, 2002 represented a 15% increase from $19.1 million reported during the same period in fiscal 2001. Revenue growth was driven by both a 15% increase in revenues to $21.6 million from $18.8 million during 2001 derived from the Company's Industrial & Offshore Division as well as a 33% increase in revenues to $0.4 million from $0.3 million during 2001 from the Company's Oil & Gas Division, which commenced February 1, 2001.

Gross Profit. Consolidated gross profit of $3.0 million for the fiscal period ending June 30, 2002 from $2.5 million in 2001 represented an increase of 20%. The increase was primarily due to increased gross profits from the Company's Industrial & Offshore Division, as the Company's consolidated gross margin as a percentage of sales has remained reasonably consistent at 13.5% in fiscal 2002 versus 13.2% for the previous year. During the year gross profits from the Industrial & Offshore Division increased to $3.2 million from $2.4 million during 2001, a 33% increase. This increase in gross profits was primarily due to increased revenues during 2002. Gross margins for the Company's Oil & Gas Division decreased to ($0.2) million from $0.2 million during 2001. This decrease was primarily due to increased depletion of the Company's reserves.

Administrative Expenses. Administrative expenses of $4.2 million for the twelve-month period ending June 30, 2002 were 62% higher than administrative expenses of $2.6 million the previous year. For the fiscal year 2002 the Company incurred a foreign exchange loss of $0.2 million, whereas in the fiscal year 2001 the Company had a foreign exchange gain of $0.2 million. For the fiscal year 2002 professional fees increased to $0.3 million. In addition during the fiscal year 2002 the Company wrote down its marketable securities by $0.1 million. The Company also had increases in its general and administrative expenditures.

Other Income. Included in other income in 2002 is a litigation settlement of $0.7 million related to a claim against a company with respect to an asset purchase agreement. Also included in 2002 is an overprovision for costs related to the Port aux Basques property settled for $0.2 million less than accrued. The balance of other income in 2002 relates mainly to credits received for workers compensation adjustments of prior years.

Loss from Continuing Operations before Income Taxes. Losses from Continuing Operations before Income Taxes decreased 77% by $1.7 million to $0.5 million during fiscal 2002 from $2.2 million the previous year. The majority of the decrease in losses was due to a non-cash write down of inactive capital assets of $1.5 million during the previous fiscal period. In the current period the Company wrote down an additional $0.3 million.

Current and Future Income Taxes. During the fiscal period ending June 30, 2002 a net future income tax charge of $0.6 million was recognized compared to a net future income tax credit of $1.2 million which was realized during fiscal 2001. The tax credit during fiscal 2001 was primarily due to a valuation allowance credit of $1.1 million for expected future income from the Company's oil and gas properties. During fiscal 2002 the statutory tax rate for the Company was 39%, and during fiscal 2001 it was 43%.

Net Losses from Continuing Operations. Consolidated loss from continuing operations for the twelve month period ending June 30, 2002 was $1.1 million, 10% more than the $1.0 million loss from continuing operations reported for fiscal 2001.

Net Losses from Continuing Operations Per Share. As a result of the foregoing, net losses from continuing operations per share for fiscal year 2002 decreased 22% to $0.17 per share from $0.23 per share for fiscal 2001.

Discontinued Operations. Losses incurred from discontinued operations in fiscal 2001 were $2.7 million, which resulted from the Company's discontinued Power Division operations in that year. During 2002 the Company did not incur any losses from discontinued operations.

Net Losses and Net Losses Per Share. Net loss for the 2002 fiscal year was $1.1 million, as compared to a net loss of $3.6 million during fiscal year 2001, for a decrease of 69%. Net loss per share decreased 80% to $0.17 per share for the fiscal period ending June 30, 2002, from $0.85 per share for fiscal year 2001.

Goodwill. During the 2001 fiscal year the Company adopted new accounting policies for Goodwill as required under the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangibles (See "Critical Accounting Policies" - above). The new accounting policy has not been adapted retroactively. The adjusted net loss and basic loss per share for the fiscal year ending June 30, 2001 if no amortization was recorded in those years is a net loss of $3.4 million as opposed to the recorded amount of $3.6 million in 2001 and a net loss per share of $(0.79) as opposed to a net loss per share of $(0.85) reported in the financial statements.

B.    LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of June 30, 2003 were $6.7 million, compared to $5.6 million at the end of the previous fiscal year. During fiscal year 2003 the Company issued common shares for cash of $1.2 million (See Note 10 to the Company’s Consolidated Financial Statements). The proceeds were primarily applied to the exploration and development of oil and gas properties and to the purchase of capital assets. During fiscal year 2003 the Company expended $0.4 million on the exploration and development of new oil and gas reserves and expended $0.4 million on the purchase of capital assets for the Industrial & Offshore Division. In addition in fiscal 2003 the Company repaid $0.3 million of shareholder loans with cash, and was advanced $0.1 million for net repayments of $0.2 million. The Company also utilized $0.6 million from its line of credit, which amount was used to fund the Industrial & Offshore Division’s operating activities.

Cash and cash equivalents at June 30, 2002 were $5.6 million, as compared to $1.2 million at the end of fiscal 2001. During the 2002 fiscal year the Company issued common shares for cash of $9.4 million (See Note 10 to the Company’s Consolidated Financial Statements). These funds were primarily applied to the exploration and development of oil and gas properties. During fiscal year 2002 the Company expended $2.8 million on the exploration and development of new oil and gas reserves. In addition, in fiscal 2002 the Company repaid $0.4 million of shareholder loans for cash and utilized $0.6 million from its line of credit. Cash of $2.0 million was used to fund the Company's operating activities.

The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of the Industrial & Offshore Division and Oil & Gas Division, the issuance of share capital and advances from shareholders. During fiscal 2000 and 2001 the Company recovered part of its investment in KEOPL. During fiscal 2004, it is expected that primary sources of liquidity and capital resources will be derived from the operations of the Industrial & Offshore Division, revenues from the Oil & Gas Division and further recovery in connection with an arbitration award (See "Critical Accounting Estimates – Valuation of the Company’s Investment in KEOPL" above).

CIBC Facility

The Company's Industrial & Offshore Division, through M&M and MMO, maintains its own line of credit facility with a commercial bank. The credit facility, provided by Canadian Imperial Bank of Commerce ("CIBC") was initially entered into in December of 1994, and has been amended and renewed from time to time (the ("CIBC Facility"). The CIBC Facility currently allows M&M to borrow up to the lesser of (i)  $1.75 million, or (ii) 75% of receivables from government or large institutions/corporations and 60% of other receivables to finance working capital requirements on a revolving basis. The CIBC Facility is payable upon demand. As of June 30, 2003, the principal balance outstanding under the CIBC Facility was $1.9 million, as compared to  $1.5 million as of June 30, 2002. From time to time CIBC extends a greater amount than the credit facility allows.

Under the CIBC Facility, as security for repayment of loans to M&M, M&M granted to CIBC: (i) a first priority lien on receivables, inventory and specific equipment; (ii) a second priority lien on land, buildings and immovable equipment; and (iii) an assignment of insurance proceeds. As security for repayment of loans to MMO, MMO granted to CIBC a first priority lien on receivables, inventory and equipment. Under the CIBC Facility (a) M&M has guaranteed the obligations of MMO under the facility in an unlimited amount, and such guaranty is secured by the same collateral as for M&M’s direct obligations, and (b) MMO has guaranteed the obligations of M&M under the facility in an unlimited amount, and such guaranty is secured by the same collateral as for MMO’s direct obligations. The credit facility also requires M&M to comply with certain financial covenants, including current ratio, debt/equity ratio, and limits on capital expenditures, dividends and further encumbrances on collateral.

RoyNat Mortgage

As of June 30, 2003, M&M is indebted to RoyNat, Inc. ( "RoyNat" ) in the amount of $0.4 million (as compared to $0.5 million in 2002). As security for its obligations to RoyNat, M&M has granted a first priority lien on the land and building, and a secondary lien on all other assets of M&M, subject to the first priority lien in favor of CIBC. MMO has also guaranteed this mortgage.

Magna Credit Facility, Subordinations and Guaranties

During 2002, Magna obtained a credit facility in the amount of $150,000, which is repayable on demand and bears interest at the bank's prime lending rate plus 2% per annum. As security for this facility, M&M postponed its claim for $50,000 owed to them by the joint venture until repayment of the credit facility to the bank and provided a guarantee of $75,000.

    During 2003, Magna negotiated a credit facility in the amount of $1,000,000, which is repayable on demand and bears interest at the bank's prime lending rate plus 1.50% per annum. Included in bank indebtedness is a bank demand loan of $93,000 (2002 $19,000).

Multi-Party Indemnity

In March of 2002 the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Western Agreement"). Under the Western Agreement the surety agreed to issue up to an aggregate of $15,000,000 in bonds or undertakings on behalf of M&M and/or MMO (the "Principals"). Under the Western Agreement each of EnerNorth, M&M and MMO (the "Indemnitors") is jointly and severally liable to the surety for (i) any default in performance by either Principal, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue of the bond(s). As security for its obligations, each of the Indemnitors granted a security interest to Western in granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of the Indemnitors is unlimited in amount, and has no expiration date. Since their respective incorporations, neither M&M nor MMO has incurred any liability as either a principal or a guarantor with respect to a surety.

Liannu Indemnities

Liannu is a limited partnership formed under the laws of Newfoundland and Labrador ("Liannu") in which M&M holds a 49% limited partnership interest, and of which M&M is the sole general partner. In May of 2003 the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Liannu Agreement"). Under the Liannu Agreement the surety agreed to issue bonds or undertakings on behalf ofLiannu. Under the Liannu Agreement each of EnerNorth, M&M and MMO is jointly and severally liable to the surety for (i) any default in performance by Liannu, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue the bond(s). As security for its obligations, each of EnerNorth, M&M and MMO granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of EnerNorth, M&M and MMO is unlimited in amount, and has no expiration date.

Outlook and Prospective Capital Requirements.

The Industrial & Offshore Division is currently completing a backlog of contracts, and M&M and MMO are bidding on new contracts for the third and fourth quarters. Further development of Atlantic Canada's offshore infrastructure could foster future growth for the Industrial & Offshore Division. In addition the Oil & Gas Division is adding positive cash flow to fund corporate operations and future development and growth. At present the Company intends to expand its oil and gas operations.

As part of the Company's oil and gas exploration and development program management of the Company anticipates significant expenditures to expand its existing portfolio of proved and probable oil and gas reserves. Amounts expended on future oil and gas exploration and development is dependent on the nature of future opportunities evaluated by the Company. These expenditures may be funded through cash held by the Company. Any expenditure which exceeds available cash may be funded by additional share capital or debt issued by the Company, or by other means.

It is anticipated that M&M will expend approximately  $0.5 million in capital expenditures for new and used manufacturing and office-related equipment over the next twelve months. Such equipment, which could be utilized to generate additional construction revenues, could be financed through capital leases with equipment manufacturers, credit arrangements with M&M's existing lenders, cash from the Company or other means. With respect to other potential expenditures of the Company, please see " Contingent liabilities and assets - Oakwell Claim" above.

The Company's long-term profitability will depend upon its ability to successfully implement its business plan.

In the past M&M has focused on manufacturing and fabricating process piping, production equipment, steel tanks and other metal products requiring specialized welding and fabrication abilities. Management believes that several opportunities are developing in the Atlantic provinces of Canada, which could enable M&M to maintain and increase the volume of its business. These opportunities include proposed offshore oil and gas projects for the White Rose Oilfield, the Sable Island Offshore Energy Project, and the development of the Voisey's Bay nickel mine. Management also anticipates that M&M will have recurring opportunities with respect to the upgrade and maintenance of existing area infrastructure, including the Hibernia and Terra Nova oil fields, mechanical fabrication and maintenance of production equipment for refineries, pulp and paper mills (including environmental equipment) and private sector power generation projects (primarily for mining and natural resources).

C.    RESEARCH & DEVELOPMENT

Not applicable

D.    TREND INFORMATION

Seasonality. The Company's Industrial & Offshore Division operates in a cyclical and seasonal industry. Fabrication industry activity levels are generally dependent on the level of capital spending in heavy industries such as mining, forestry, oil and gas and petrochemicals. In addition the Company is subject to seasonal levels of activity whereby business activities tends to be lower during the winter months. The level of industry profits, capacity-utilization in the industry and interest rates often affect capital spending in these industries. Success in fabrication will be dependent on the Industrial & Offshore Division's ability to secure and profitably perform fabrication contracts. Fixed price fabrication contracts contain the risk of bid error or significant cost escalation with regard to either labor or material costs, combined with a limited ability to recover such costs from the applicable client.

The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.